April 27, 2009

Jill Davis

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Davis:

Re:	Securities and Exchange Commission Staff Comments dated April 9, 2009, regarding Blacksands Petroleum Inc.

Form 10-KSB for Fiscal Year Ended October 31, 2007

Filed January 29, 2008

Form 10-Q for Quarterly Period Ended January 31, 2008

Filed March 24, 2008

Response Letter Dated May 15, 2008

Form 10-Q for Quarterly Period July 31, 2008

Filed September 15, 2008

Response Letter Dated October 20, 2008

Response Letter Dated December 19, 2008

Response Letter Dated February 20, 2009

Form 10-K for Fiscal Year Ended October 31, 2008

Filed February 20, 2009

Form 10-Q for Quarterly Period Ended January 31, 2009

Filed March 20, 2009

File No. 000-51427

Dear Ms. Davis:

We received the staff’s comments dated April 9, 2009, regarding the above-referenced filings and we are reviewing your comments. We are consulting with our advisors and the Company anticipates responding to your comments during the week of May 4, 2009.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (416) 359-7805 or Kimberley Anderson at Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

/s/ Paul A. Parisotto

Paul A. Parisotto

President & Chief Financial Officer

cc:	Dorsey & Whitney LLP